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NANO-X IMAGING LTD

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 3, 2021.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

NANO-X IMAGING LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 4, 2021 (AS IT MAY BE AJOURNED FROM TIME TO TIME)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of Nano-X Imaging Ltd (the **"Company"**) relating to the Meeting.

With respect to proposals 2, 3 and 4, Israeli law requires the indication if you are a Controlling shareholder, a senior office holder or an Israeli Institutional Investor. In addition, all of the proposed items require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please indicate (i) if you have a Personal Interest for each proposal where necessary and (ii) if you are a Controlling shareholder, a senior office holder, an Israeli Institutional Investor, by marking an X in one of the boxes shown. By signing and returning the proxy card you are confirming that you are not a "Controlling Shareholder", a senior office holder or an Israeli Institutional Investor and/or do not have a "Personal Interest" in any proposed resolution, unless you specifically note in the designated place on the proxy card that you are a "Controlling Shareholder" or have a "Personal Interest" with respect to a specific resolution.

For information regarding the definition of "Personal Interest", "Controlling" shareholder and "Israeli Institutional Investor", see the "Votes Required" section of the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

NANO-X IMAGING LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 4, 2021 (AS IT MAY BE AJOURNED FROM TIME TO TIME)

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this **X**

1. Proposal to approve Kesselman & Kesselman (PWC Israel) as independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next Annual General Meeting of shareholders and to the authorize the Board of Directors of the Company to approve their compensation

FOR ☐ AGAINST ☐ ABSTAIN ☐

*IMPORTANT: Please indicate if you have a "**Personal Interest**" in the above Proposal 1, by marking an "X" in the one of the boxes below. **Your vote will not be counted if you have a "Personal Interest" and do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

2. Proposal to approve the re-election of Mr. Erez Meltzer as a Class I director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2024 or until a successor has been duly elected, and to approve his compensation as set out in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

*IIMPORTANT: Please indicate if you have a "**Personal Interest**" in the above Proposal 2 by marking an "X" in the one of the boxes below. **Your vote will not be counted if you have a "Personal Interest" and do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

3. Proposal to approve the re-election of Prof. Richard Stone as a Class I director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2024 or until a successor has been duly elected, and to approve his compensation as set out in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

*IMPORTANT: Please indicate if you have a "**Personal Interest**" in the above Proposal 3, by marking an "X" in the one of the boxes below. **Your vote will not be counted if you have a "Personal Interest" and do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

4. Proposal to approve the employment and remuneration terms of Mr. Erez Meltzer as the Company's Chief Executive Officer effective as set out in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

*IMPORTANT: Please indicate if you have a "**Personal Interest**" in the above Proposal 4, by marking an "X" in the one of the boxes below. **Your vote will not be counted if you have a "Personal Interest" and do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

With respect proposals 2, 3 and 4, please also indicate with an X if the following criteria is applicable to you:

☐ Controlling shareholder

☐ Senior office holder

☐ Israeli Institutional Investor

Please sign, date and return the card promptly in the accompanying envelope.

CONTROL NUMBER

Name____________________ **Signature**____________________ **Date**__________, **2021.**

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer's office. If a partnership, please sign in the partnership name by an authorized person.